EXHIBIT 4.10

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) Suite 1600, 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change March 6, 2014
Item 3	News Release The news release dated March 6, 2014 was disseminated through Marketwire and filed on SEDAR.
Item 4
Summary of Material Change

Pretivm announced that it had closed its private placement of 568,182 ITC flow-through common shares of Pretivm at a price of $8.80 per share and 1,953,467 CEE flow-through common shares of Pretivm at a price of $8.05 per share for aggregate gross proceeds of approximately $20.725 million.  An aggregate of 90,112 of the total CEE Flow-Through Shares were issued as a result of the agents exercising, in part, their over-allotment option under the Offering.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm announced that it closed its private placement of 568,182 ITC flow-through common shares (“ITC Flow-Through Shares”) of Pretivm at a price of $8.80 per share and 1,953,467 CEE flow-through common shares (the “CEE Flow-Through Shares” and together with the ITC Flow-Through Shares, the “Flow Through Shares”) of Pretivm at a price of $8.05 per share for aggregate gross proceeds of approximately $20.725 million (the “Offering”).  An aggregate of 90,112 of the total CEE Flow-Through Shares were issued as a result of the agents exercising, in part, their over-allotment option (the “Option”) under the Offering.

The agents also exercised, in part, their Option for the purchase of an additional 34,112 CEE Flow-Through Shares for aggregate gross proceeds of approximately $275,000 which is expected to close on or about March 7, 2014, and for 496,895 CEE Flow-Through Shares for aggregate gross proceeds of approximately $4 million, which is expected to close on or about March 20, 2014. The agents retain the discretion to exercise up to an additional 124,223 CEE Flow-Through Shares at any time prior to March 21, 2014.

BMO Capital Markets was the lead agent and sole bookrunner for the Offering which included a syndicate of agents.

The proceeds of the Offering will be used to advance exploration activities in the Brucejack Project’s Valley of the Kings related to mine plan optimization and new exploration targets. The gross proceeds of the Offering will be used during the 2014 exploration program to incur eligible Canadian Exploration Expenses ("CEE"), and for the ITC Flow-Through Shares, that will qualify as "flow through mining expenditures", as defined in subsection 127(9) of the Income Tax Act (Canada), and "BC flow-through mining expenditures", as defined in the Income Tax Act (British Columbia), (the "Qualifying Expenditures"), which will be renounced to the subscribers with an effective date no later than December 31, 2014.

The Flow-Through Shares are subject to resale restrictions for a period of four months plus one day from their issuance. The Flow-Through Shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of such Act.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 14th day of March, 2014.